Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 101 Constitution Avenue, NW / Suite 900 / Washington, DC 20001 Tel: 202.712.2800 Fax: 202.712.2857 www.nelsonmullins.com	Jonathan H. Talcott Tel: 202.712.2806 Jon.talcott@nelsonmullins.com

June 28, 2016

Via EDGAR

Christina DiAngelo Fettig, Senior Staff Accountant

Asen Parachkevov, Esq., Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monroe Capital Corporation —
Post-Effective Amendment No. 4 to
Registration Statement on Form N-2,
File No. 333-192857

Dear Ms. Fettig and Mr. Parachkevov:

On behalf of Monroe Capital Corporation (the “Company”), this letter is being filed with your office in response to the Staff’s verbal comments conveyed by Ms. Fettig and Mr. Parachkevov in separate conversations with Janis Kerns, company counsel, on June 22 and 23, 2016, with respect to Post-Effective Amendment No. 4 (the “Post-Effective Amendment”) to the Company’s Registration Statement on Form N-2 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2016.

We have paraphrased the Staff’s comments followed by the Company’s response below to aid in your review. We will provide courtesy copies of Post-Effective Amendment No. 5 to the Registration Statement, as filed and marked to show changes from Post-Effective Amendment No. 4 to the Registration Statement.

With offices in the District of Columbia, Florida, Georgia, Massachusetts, New York, North Carolina, South Carolina, Tennessee and West Virginia

Christina DiAngelo Fettig, Senior Staff Accountant

Asen Parachkevov, Senior Counsel

June 28, 2016

1.	With respect to the Company’s disclosures regarding the investment portfolio’s exposure to certain industries, please add disclosure to the “Summary” section under the heading “Investment Strategy” regarding such exposure. In addition, please add specific risk factors regarding such industries.

Response:

The Company has revised its disclosure on pages 3 and 31 as requested.

2.	Please clarify supplementally the indemnification obligations mentioned under the heading “Commitments and Contingencies” on page 60 to explain whether the indemnification obligations arise under typical contract provisions or are a special product or type of investment.

Response:

In the normal course of the Company’s business, it enters into contracts that may have typical indemnification provisions, for example, in its Investment Advisory and Management Agreement, Administration Agreement and License Agreement. The Company does not enter into any indemnification products or other indemnification obligations outside of the normal course typical contract provisions.

3.	Please enhance risk factor and other disclosures related to your unitranche loans, specifically regarding how the Company’s rights and recourses may be limited in the unitranche arrangements, and regarding the risks related to consistently holding the “last out” portion of such loans.

Response:

The Company has revised its disclosures related to unitranche loans on pages 1, 34, 51, 67 and 76 as requested.

Christina DiAngelo Fettig, Senior Staff Accountant

Asen Parachkevov, Senior Counsel

June 28, 2016

4.	In your previous response to Comment 16 in your letter dated June 17, 2016, you stated that the Company requested a waiver “under Rule 4-08(g) of Regulation S-X that the Company provide separate audited financial statements for fiscal year 2015 for [the] non-consolidated affiliate….”
Please revise this response to state that the waiver requested was from the Rule 4-08(g) requirement to provide summarized financial information for such entity.

Response:

The Company acknowledges that the second paragraph of its previous response to Comment 16 in its letter dated June 17, 2016 should have instead read:

“The Company submitted a waiver request from the requirement under Rule 4-08(g) of Regulation S-X that the Company provide summarized financial information for fiscal year 2015 for this non-consolidated affiliate directly to the Division of Investment Management’s Office of the Chief Accountant on May 12, 2016. On May 13, 2016, the Company received a response from Christina DiAngelo Fettig, Senior Staff Accountant, stating the staff would not object to the Company’s request based on the particular facts and circumstances.”

* * * * * *

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christina DiAngelo Fettig, Senior Staff Accountant

Asen Parachkevov, Senior Counsel

June 28, 2016

Please direct any questions or further communications relating to the above to the undersigned at (202) 712-2806 or Janis Kerns at (202) 712-2813. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:	Monroe Capital Corporation
Theodore Koenig
Aaron Peck